Filed by Washington Group International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. 001-12054
Date: June 19, 2007

June 2007 Message to Suppliers

As you may have already heard, Washington Group International made a very exciting announcement recently -- we have signed a definitive agreement to be acquired by URS Corporation. The transaction will combine two world-class engineering and construction companies, expand the capabilities of both firms and capitalize on their positions in important high-growth sectors, including power, infrastructure and environmental management.

We have attached to this letter the joint press release that was issued by Washington Group and URS announcing the proposed transaction.  The release describes in further detail the merger and the terms of our merger agreement. As noted in the release, the merger is subject to certain conditions, including the adoption of the merger agreement by Washington Group's stockholders, the approval of URS' issuance of shares in the transaction by URS' stockholders and regulatory approvals.

We hope that you are as excited as we are about the proposed transaction, and we look forward to continuing a mutually beneficial relationship with you in the future.

PRESS RELEASE:

URS TO ACQUIRE WASHINGTON GROUP INTERNATIONAL FOR $2.6 BILLION IN CASH AND STOCK

Combines Leaders in Engineering, Construction and Management Services to Create
Diversified “Single Source” E&C Company

Combined 2006 Revenues of $7.6 Billion, More Than 54,000 Employees and Strong Position in High Growth Power and Infrastructure Sectors

SAN FRANCISCO, CA and BOISE, ID - May 28, 2007 - URS Corporation (NYSE: URS) and Washington Group International, Inc. (NYSE: WNG) today announced that they have signed a definitive agreement for the acquisition of Washington Group by URS in a cash and stock transaction valued at approximately $2.6 billion. The transaction will combine two world-class engineering and construction companies, expand the capabilities of both firms and capitalize on their positions in important high growth sectors, including power, infrastructure and environmental management.

The companies’ combined 2006 revenues would have been $7.6 billion, the fourth highest among U.S. publicly-traded engineering and construction companies. Based on previously issued guidance, the companies would have combined 2007 revenues of approximately $8.6 billion. In addition, the companies would have had combined 2006 EBITDA of $425 million1  and total backlog exceeding $11 billion, as of March 31, 2007. The combined company would have projects in over 50 countries and more than 54,000 employees.

The combined company will offer a full range of engineering, construction, operations and maintenance services for both fossil fuel and nuclear power plants globally. The combined company also will have one of the largest teams of nuclear scientists and engineers in the industry, as well as a leading nuclear decommissioning and remediation business, enabling it to meet the anticipated resurgence in the nuclear energy market. In the infrastructure market, the combined entity will be positioned to meet growing demand for comprehensive services on large, complex transportation and water/wastewater projects around the world. In addition, the combined company is expected to be a major contractor to the federal government, including a top five provider of technical services to the U.S. Department of Defense and a top provider of engineering, management and environmental services to the U.S. Department of Energy.

1A reconciliation of EBITDA to GAAP net income is attached to the back of this press release.

Under the terms of the agreement, which has been unanimously approved by the boards of directors of both companies, Washington Group stockholders will receive $43.80 in cash and 0.772 shares of URS common stock for each Washington Group share. Based on the closing price of URS’ stock on May 25, 2007, the last trading day prior to the announcement, the consideration is valued at $80.00 per Washington Group share, with an implied consideration mix of 55% in cash and 45% in stock. The current value of the consideration represents a premium of approximately 14% to the May 25, 2007 closing price of Washington Group shares. The transaction is intended to allow the portion of consideration received in URS stock to be tax-free to Washington Group stockholders. URS stockholders will retain their shares following the consummation of the transaction. Upon completion of the transaction, Washington Group stockholders would own approximately 31% of the combined company. The combined company will be called URS Corporation.

Martin M. Koffel, Chairman and Chief Executive Officer of URS, said, “URS has a history of anticipating change in the industry, and this transaction is the next logical step in building for future growth. Through this combination, both companies will be better positioned to capture growth from favorable trends across the engineering and construction sectors, including the increased investment in infrastructure projects, the focus on emissions reduction and energy independence in the power market, and the increased use of outsourcing by federal agencies, such as the U.S. Departments of Defense and Energy. Together, we will have the resources to meet increasing client demand for a single firm that can provide the full range of engineering and construction services required for large, complex projects in these high growth markets, both in the United States and abroad. In addition, our clients will benefit from the combined firm’s expanded capabilities in the oil and gas, industrial process, facilities design and management, mining and homeland security sectors.”

Mr. Koffel continued, “The transaction is an exceptional opportunity that offers significant benefits for both URS and Washington Group stockholders. The combination is expected to enhance URS’ financial performance, including our revenue growth, long-term profitability and cash flow. In addition, the combined company’s diversified revenue and client base - together with a backlog in excess of $11 billion - is expected to provide the stability and consistency of earnings that is a hallmark of URS.”

Stephen G. Hanks, Chief Executive Officer of Washington Group, said, “This transaction will create a new leader in the engineering and construction industry that will deliver superior value to our stockholders, customers and employees over the long term. The increased scale and resources of the combined company, including URS’ significant design resources, will further support our ability to compete for new opportunities in high growth markets. The combined company also will have a significant presence in the anticipated resurgence of the nuclear industry, including fuel sourcing, enrichment, power generation and spent fuel reprocessing and disposition.”

Mr. Hanks continued, “We have great respect for the URS team, our businesses complement each other, and we have highly compatible cultures. The employees of both companies will enjoy the benefits of being part of a robust global organization, with a diverse portfolio of businesses and services and broad career opportunities. I look forward to working with Martin and his team to deliver on the tremendous potential of the combined company.”

Dennis Washington, Chairman of the Washington Group Board of Directors, stated, “I strongly support the transaction with URS, which I believe will be beneficial to our stockholders, customers, employees and other constituencies.” Mr. Washington beneficially owns stock options currently exercisable for approximately 3.2 million shares of Washington Group common stock.

URS expects to achieve annual pre-tax cost synergies of $50 million to $55 million in 2008. URS also expects the transaction to be accretive to cash EPS in 2008 and beyond, neutral to accretive to GAAP EPS in 2008, and accretive to GAAP EPS in 2009 and beyond, not including revenue synergies expected through the combination. In addition, the combined company should be able to benefit from Washington Group’s significant favorable tax attributes.

URS has received a firm commitment from Wells Fargo and Morgan Stanley to provide debt financing for the cash portion of the transaction, subject to customary conditions. The transaction is not conditioned on financing and is expected to close in the second half of 2007. Following the close of the transaction, URS is expected to have approximately $1.5 billion in debt and a debt-to-total capital ratio of approximately 37%.

Said Mr. Koffel, “We have a proven track record of successfully integrating large acquisitions and managing our strong cash flows to pay down debt aggressively. We are committed to deleveraging and maintaining balance sheet flexibility.”

The transaction is subject to the approval of the merger agreement by Washington Group stockholders, the approval of URS’ issuance of shares in the transaction by URS stockholders, regulatory approvals and customary closing conditions. Martin M. Koffel will remain CEO of the combined company. Upon completion of the transaction, one current member of the Washington Group Board of Directors will join an expanded URS Board of Directors.

Morgan Stanley acted as lead financial advisor to URS and Latham & Watkins and Cooley Godward Kronish LLP served as URS’ legal counsel. UBS also advised URS on the transaction.  Goldman Sachs acted as financial advisor to Washington Group and Wachtell, Lipton, Rosen & Katz and Jones Day served as Washington Group’s legal counsel.

Additional information about this transaction is available online at www.urs-wng.com.

URS and Washington Group will host a joint conference call Tuesday, May 29, 2007, at 8:30 a.m. EDT to discuss the transaction. The dial-in number for United States callers is (800) 289-0533 and the dial-in number for participants located outside of the United States is (913) 981-5525. The passcode for all callers is 1070746. A replay of the conference call will be available beginning the afternoon of Tuesday, May 29, 2007, and can be accessed by dialing (888) 203-1112 from within the United States or (719) 457-0820 from outside of the United States. The passcode for the replay is 1070746. A slide presentation and live audio webcast of the call will be available at www.urs-wng.com.

About URS
URS Corporation offers a comprehensive range of professional planning and design, systems engineering and technical assistance, program and construction management, and operations and maintenance services for transportation, facilities, environmental, water/wastewater, industrial infrastructure and process, homeland security, installations and logistics, and defense systems.  Headquartered in San Francisco, the Company operates in more than 20 countries with approximately 29,500 employees providing engineering and technical services to federal, state and local governmental agencies as well as private clients in the chemical, pharmaceutical, oil and gas, power, manufacturing, mining and forest products industries (www.urscorp.com).

About Washington Group International
Washington Group International provides the talent, innovation, and proven performance to deliver integrated engineering, construction, and management solutions for businesses and governments worldwide. Headquartered in Boise, Idaho, with more than $3 billion in annual revenue, the Company has approximately 25,000 people at work around the world providing solutions in power, environmental management, defense, oil and gas processing, mining, industrial facilities, transportation, and water resources. For more information, visit (www.wgint.com).

Forward-Looking Statements
Statements contained in this press release that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, including future revenues, future net income, future cash flows, future competitive positioning and business synergies, future acquisition cost savings, future expectations that the merger will be accretive to GAAP and cash earnings per share, future market demand, future benefits to stockholders, future debt payments and future economic and industry conditions. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions are also intended to identify forward-looking statements.   The companies believe that their expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties that could cause actual results to differ materially from the results predicted or implied by the forward-looking statement. The potential risks and uncertainties include, but are not limited to: potential difficulties that may be encountered in integrating the merged businesses; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of other closing conditions to the transaction, including the receipt of regulatory approvals; competitive responses to the merger; an economic downturn; changes in the each company’s book of business; each company’s compliance with government contract procurement regulations; each company’s ability to procure government contracts; each company’s reliance on government appropriations; the ability of the government to unilaterally terminate either company’s contracts; each company’s ability to make accurate estimates and control costs; each company’s ability to win or renew contracts; each company’s and its partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; a decline in defense spending; industry competition; each company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; each company’s leveraged position and ability to service its debt; risks associated with international operations; business activities in high security risk countries; third party software risks; terrorist and natural disaster risks; each company’s relationships with its labor unions; each company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in URS' Form 10-Q for its quarter ended March 30, 2007, Washington Group’s Form 10-Q for its quarter ended March 30, 2007, as well as in the Joint Proxy Statement/Prospectus of URS and Washington Group to be filed, and other reports subsequently filed from time to time, with the Securities and Exchange Commission. These forward-looking statements represent only URS’ and Washington Group’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. Neither URS nor Washington Group assumes any obligation to update any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, URS and Washington Group will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by URS of a registration statement on Form S-4, and URS and Washington Group intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.

URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.

# # #
Contacts:

URS	Washington Group International
Investors H. Thomas Hicks Vice President & Chief Financial Officer 415-774-2700	Investors George H. Juetten Executive Vice President & Chief Financial Officer 208-386-5698
Media Sard Verbinnen & Co Hugh Burns/Jamie Tully 212-687-8080	Media Kekst & Co Adam Weiner 212-521-4800 Laurie Spiegelberg Vice President of Corporation Communications 208-386-5532

Use of Non-GAAP Financial Measure

In addition to the financial measures prepared in accordance with GAAP, we use the non-GAAP financial measure "EBITDA."  EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense.  EBITDA is not a measure of operating performance under GAAP.  We believe that the use of this non-GAAP measure helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts.  When analyzing our operating performance, investors should not consider this non-GAAP measure as a substitute for net income prepared in accordance with GAAP.

2006 EBITDA Reconciliation
	URS	Washington Group	Combined
($MM)
Net Income	113.0	80.8
Taxes	84.8	30.6
Interest Expense (1)	19.7	11.3
Depreciation and Amortization	39.8	45.0
EBITDA	257.3	167.7	425.0

(1) Interest expense includes write-off of deferred financing fees of $5.1 MM for Washington Group.

[End of Press Release]

Additional Information and Where to Find It

In connection with the proposed transaction, URS and Washington Group will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by URS of a registration statement on Form S-4, and URS and Washington Group intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.

URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.